SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

December 8, 2017

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, December 8, 2017 regarding “Restated segment financials published and impairment testing begins”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson Senior Vice President & Chief Legal Officer

By:	/s/ HELENA NORRMAN
Helena Norrman Senior Vice President Corporate Marketing & Communications Officer

Date: December 8, 2017

PRESS RELEASE DECEMBER 8, 2017

Restated segment financials published and impairment testing begins

•	Restated financials for new segments for 2015 – 2017 is now published as reporting structure is changed as of Q4 2017

•	Following the restated financials, goodwill re-allocation and impairment testing will now begin and be completed in the Q4 closing. The outcome will be communicated before the Q4 report.

•	Conference call with CFO Carl Mellander for financial analysts, investors and journalists begins at 15:00 CET, December 8, 2017

Restated segment financials

As announced in April 2017, Ericsson (NASDAQ: ERIC) will start to report financials according to its new segments as of the fourth quarter 2017. To facilitate year-on-year comparisons, Ericsson today discloses the restated financials for full year 2015, each quarter of 2016 and the three first quarters of 2017.

The four segments reported are:

Networks – Radio and transport solutions with supporting services, based on industry standards and offered via scalable modular platforms. The portfolio enables customers to evolve their telecom networks across generations to 5G – including new use cases, such as, public safety, IoT, and fixed wireless access.

Digital Services – Products and services providing solutions for our customers’ digital transformation journeys across the support systems BSS and OSS, Telecom Core, and IT Cloud domains through a combination of products, technology and expertise in networks, software, cloud, and business processes.

Managed Services – Services are offered in three main areas: Networks, IT, and Network Design & Optimization. Managed services for networks range from hands-on field service operations to remote network operations. IT managed services include the management of applications and data centers, while network design & optimization services evolve and expand customer networks to meet ever-changing demands from consumers and business users.

Other – Products and services that enable content owners, broadcasters, TV service providers and network operators to efficiently deliver, manage and monetize new TV experiences. In addition, segment Other includes iconectiv and emerging business such as Internet of Things and Unified Delivery Network (UDN).

PRESS RELEASE DECEMBER 8, 2017

Financial disclosures for each segment remain the same as earlier and include:

•	Net Sales

•	Gross income and gross margin

•	Operating income and operating margin

•	EBITA and EBITA margin

•	Restructuring charges

Net Sales for segments Networks and Digital Services include a breakdown of sales into products, services and IPR licensing revenues. The split of IPR licensing revenues will be 82% to Networks and 18% to Digital Services.

There is no change in the geographical structure. Net sales will continue to be reported in five geographic Market Areas and Market Area Other.

Overview of restated financials:

Net sales SEK million	2017 Q1 – Q3	2016	2015
Networks	91,781	140,984	157,791
Digital Services	28,116	45,298	49,443
Managed Services	18,309	27,501	30,597
Other	5,898	8,825	9,089

Total	144,104	222,608	246,920

Operating income, reported SEK million	2017 Q1 – Q3	2016	2015
Networks	6,017	17,570	28,290
Digital Services	-15,232	-6,663	-3,389
Managed Services	-2,972	-507	-19
Other	-6,183	-4,101	-3,077

Total	-18,370	6,299	21,805

PRESS RELEASE DECEMBER 8, 2017

Operating income, adjusted* SEK million	2017 Q1 – Q3	2016	2015
Networks	12,992	20,983	31,055
Digital Services	-6,854	-3,487	-1,514
Managed Services	-752	-125	219
Other	-4,052	-3,505	-2,915

Total	1,334	13,866	26,845

*	The numbers exclude restructuring charges and are adjusted for certain other items affecting comparability in 2017

Goodwill and acquisition-related intangible assets

Goodwill and acquisition-related intangible assets amounted to approximately SEK 45 b. in the balance sheet per Q3 2017. In the previous segment structure, SEK 24.7 b. is related to Networks, SEK 11.6 b. to IT & Cloud, and SEK 8.6 b. to Other.

As the restatement of the profit and loss accounts per segment is now finalized, Ericsson is together with the auditors starting the process to allocate goodwill and intangibles to segments. Thereafter the required impairment testing will be conducted, based on the strategy and business plans presented at the Capital Markets Day on November 8, 2017. The impairment test outcome will be announced shortly after the Q4 closing, before the Q4 earnings report.

A preliminary indication is that impairment may be required in segments Digital Services and Other, but not in segments Networks or Managed Services. An impairment would not impact cash flow but operating income and equity. Also, an impairment is not an indication of the performance of the business in the quarter. Our gross and net cash positions are strong, and will not be impacted by a potential impairment.

Find the complete tables of restated financials at www.ericsson.com/investors.

CONFERENCE CALL FOR ANALYSTS, INVESTORS, AND JOURNALISTS

A conference call for financial analysts, investors and journalists will begin at 15:00 CET on December 8.

CFO Carl Mellander will comment on the restated financials and take questions. To join the conference call, please call one of the following numbers:

SE Toll Number: +46 (0)856642662 (Toll-Free Sweden: 0200883817)

International/UK Toll Number: +44 (0)2030089801 (Toll-Free UK: 08082370059)

US Toll Number: +1 6465025116 (Toll-Free US: +1 8557532235)

PRESS RELEASE DECEMBER 8, 2017

Please call in at least 15 minutes before the conference call begins. As there is usually a large number of callers, it may take some time before you are connected.

A live audio webcast of the conference call will be available at: www.ericsson.com/investors and at: www.ericsson.com/press

REPLAY:

A replay of the conference call will be available from about one hour after it has ended until December 15, 2017.

Sweden replay number: +46 8 5664 2638

International replay number: +44 20 3426 2807

Conference Number: 693556#

FOR FURTHER INFORMATION, PLEASE CONTACT

Contacts investors and financial analysts:

Peter Nyquist, Head of Investor Relations

Phone: +46 10 714 64 99

E-mail: peter.nyquist@ericsson.com

Åsa Konnbjer, Director, Investor Relations

Phone: +46 10 713 39 28

E-mail: asa.konnbjer@ericsson.com

Stefan Jelvin, Director, Investor Relations

Phone: +46 10 714 20 39

E-mail: stefan.jelvin@ericsson.com

Rikard Tunedal, Director, Investor Relations

Phone: +46 10 714 54 00

E-mail: rikard.tunedal@ericsson.com

Contacts media enquiries:

Peter Olofsson, Head of Corporate Communications

Phone: +46 10 719 18 80

E-mail: media.relations@ericsson.com

PRESS RELEASE DECEMBER 8, 2017

Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson is a world leader in communications technology and services with headquarters in Stockholm, Sweden. Our organization consists of more than 111,000 experts who provide customers in 180 countries with innovative solutions and services. Together we are building a more connected future where anyone and any industry is empowered to reach their full potential. Net sales in 2016 were SEK 222.6 billion (USD 24.5 billion). The Ericsson stock is listed on Nasdaq Stockholm and on NASDAQ in New York. Read more on www.ericsson.com.

This information is information that Telefonaktiebolaget LM Ericsson is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above, at 08:30 CET on December 8, 2017.